

October 15, 2009

Mr. Hector Francisco Vasquez Davis
President
Pana-Minerales S.A.
Primea Calle El Carmen, EDF, PH Villa Medici, Apt. 28
Torre C, Panama
Republic of Panama

> **Re:** **Pana-Minerales S.A.**
> **Form S-1/A Filed May 20, 2009**
> **Item 4.01 Form 8-K Filed August 7, 2009**
> **Form 10-K for the Fiscal Year Ended August 31, 2009**
> **Filed September 29, 2009**
> **Item 4.01 Form 8-K/A Filed October 14, 2009**
> **File No. 000-53700**

Dear Mr. Davis:

We have reviewed your amended filing and other recent filings and have the following comment. We have limited our review of your Form 10-K to those issues we have addressed in our comment. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended August 31, 2009

Report of Independent Registered Public Accounting Firm, page 31

1. In our prior letter dated September 2, 2009 we advised you that since Moore & Associates is no longer registered with the PCAOB that you may not use their audit reports in your filings made with the Commission after August 27, 2009. Furthermore, we advised you if Moore & Associates audited a year you are required to include in your filings with the Commission, then you should engage a firm that is registered with the PCAOB to re-audit that year. We note in your

Form 10-K for the fiscal year ended August 31, 2009, filed on September 29, 2009, your auditor's report states: "We did not audit the financial statements of Pana-Minerales S.A. at August 31, 2008 and for the year then ended. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included here, is based solely on the report of other auditors."

In instances where your principal auditor makes reference to their reliance on the work of other auditors, the other auditor's report is required to be filed pursuant to Rule 2-05 of Regulation S-X. As previously noted, due to Moore & Associates' deregistration from the PCAOB, you are precluded from filing such report and thus your current auditor is precluded from referencing their reliance on the work of Moore & Associates. Accordingly, please engage your current principal auditor to perform such procedures so as to enable them provide a report that covers all periods required to be presented in your Form 10-K (i.e. perform a re-audit of the fiscal year ended August 31, 2008 or perform such other procedures as to allow them to not place explicit reliance on the work of Moore & Associates).

In your response to this comment, please confirm that you intend to obtain a new audit report that complies with our comment. Please also tell us by what date you intend to file your amended annual report for the fiscal year ended August 31, 2009 on Form 10-K/A, which will include the new audit report.

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Giugliano at (202) 551-3319 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief